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                                                                EXHIBIT NO. 99.1



CONTACT:
Sondra Henrichon
Director, Investor Relations and Corporate Communications
AltaRex Corp.
(781) 672-0138  ext. 228
shenrichon@altarex.com
www.altarex.com/info@altarex.com


FOR IMMEDIATE RELEASE
---------------------

        ALTAREX ANNOUNCES CLOSING OF C$7.8 MILLION COMMON SHARE OFFERING

WALTHAM, MA, AUGUST 9, 2000 - ALTAREX CORP. (TSE: AXO, OTC: ALRXF), a developer of antibody-based cancer therapeutics, announced today that it has closed its previously announced Common Share offering, resulting in gross proceeds of C$7.8 million and the issuance of 9.2 million Common Shares at C$0.85 per share. The proceeds of this offering will be used to further the product development and clinical trials of OvaRex(TM) MAb.

HSBC Securities (Canada) Inc., Greenwich Global, L.P. (U.S.), and Roth Capital Partners, Inc. (U.S.) acted as agents in the offering. The majority of the proceeds from this round of financing was raised in a private placement to institutional investors in the United States, complemented by further commitments from existing and new Canadian investors. Investors include New York based Curran Partners L.P. and Archery Capital LLC.

The Company has granted an over-allotment option to HSBC Securities (Canada) Inc. to purchase up to an additional 1.4 million Common Shares at C$0.85 per share, which option expires on August 31, 2000.

"We are very pleased to have the support of both U.S. and Canadian investors as we seek to broaden our base of shareholders," commented Richard E. Bagley, President and CEO of AltaRex Corp. "This round of financing strengthens our balance sheet and supports our ongoing clinical development of OvaRex(TM) MAb as we continue towards an expected filing for regulatory approval in late 2001, and commercialization in 2002. We believe that OvaRex(TM) MAb represents a US$800 million sales potential upon commercialization."

AltaRex Corp. is an antibody-based company focused on the development and commercialization of cancer therapeutics. The Company's proprietary platform technology is designed to enhance the ability of the human immune system to produce its own anti-tumor response. The Company has identified five product candidates for clinical evaluation with OvaRex(TM) MAb in late-stage clinical development.


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                                                                  AUGUST 9, 2000



Additional information about AltaRex and its clinical trials can be found on its web site at www.altarex.com or on the CenterWatch web site at www.centerwatch.com. Additional information about ovarian cancer can be found at www.ovariancanada.org and at www.ovarian.org.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the forgoing, the words "believes", "anticipates", "plans", "intends", "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the need for capital, changing market conditions, completion of clinical trials, patient enrollment rates, uncertainty of preclinical, retrospective and early clinical trial results, the establishment of manufacturing processes and new corporate alliances, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.



    NEITHER THE ONTARIO SECURITIES COMMISSION NOR THE TORONTO STOCK EXCHANGE
       HAVE APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN.

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